Barclays Global Consumer Conference

September 7, 2017



Tide

Forward Looking Statements

Certain statements in this release or presentation, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause results to differ materially from those expressed or implied in the forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or otherwise.

Risks and uncertainties to which our forward-looking statements are subject include, without limitation: (1) the ability to successfully manage global financial risks, including foreign currency fluctuations, currency exchange or pricing controls and localized volatility; (2) the ability to successfully manage local, regional or global economic volatility, including reduced market growth rates, and to generate sufficient income and cash flow to allow the Company to affect the expected share repurchases and dividend payments; (3) the ability to manage disruptions in credit markets or changes to our credit rating; (4) the ability to maintain key manufacturing and supply arrangements (including execution of supply chain optimizations, and sole supplier and sole manufacturing plant arrangements) and to manage disruption of business due to factors outside of our control, such as natural disasters and acts of war or terrorism; (5) the ability to successfully manage cost fluctuations and pressures, including prices of commodity and raw materials, and costs of labor, transportation, energy, pension and healthcare; (6) the ability to stay on the leading edge of innovation, obtain necessary intellectual property protections and successfully respond to changing consumer habits and technological advances attained by, and patents granted to, competitors; (7) the ability to compete with our local and global competitors in new and existing sales channels, including by successfully responding to competitive factors such as prices, promotional incentives and trade terms for products; (8) the ability to manage and maintain key customer relationships; (9) the ability to protect our reputation and brand equity by successfully managing real or perceived issues, including concerns about safety, quality, ingredients, efficacy or similar matters that may arise; (10) the ability to successfully manage the financial, legal, reputational and operational risk associated with third party relationships, such as our suppliers, distributors, contractors and external business partners; (11) the ability to rely on and maintain key company and third party information technology systems, networks and services, and maintain the security and functionality of such systems, networks and services and the data contained therein; (12) the ability to successfully manage uncertainties related to changing political conditions (including the United Kingdom’s decision to leave the European Union) and potential implications such as exchange rate fluctuations and market contraction; (13) the ability to successfully manage regulatory and legal requirements and matters (including, without limitation, those laws and regulations involving product liability, intellectual property, antitrust, privacy, tax, environmental, and accounting and financial reporting) and to resolve pending matters within current estimates; (14) the ability to manage changes in applicable tax laws and regulations including maintaining our intended tax treatment of divestiture transactions; (15) the ability to successfully manage our ongoing acquisition, divestiture and joint venture activities, in each case to achieve the Company’s overall business strategy and financial objectives, without impacting the delivery of base business objectives; and (16) the ability to successfully achieve productivity improvements and cost savings and manage ongoing organizational changes, while successfully identifying, developing and retaining key employees, including in key growth markets where the availability of skilled or experienced employees may be limited. For additional information concerning factors that could cause actual results and events to differ materially from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

Regulations FD and G Disclosure


Investors
Webcast
NYSE: PG
91.29
Individual Investor Information
Events
Financial Releases
P&G Annual Report

For a full reconciliation, please visit:

www.pginvestor.com

Barclays Global Consumer Conference

September 7, 2017



Fiscal Year 2017 Results – A Strong Year

	Going-in Targets	Results	
Organic Sales	~ 2%	**+2%**	✓
Core EPS	mid-single digits	**+7%**	✓
Adjusted Free Cash Flow Productivity	90%+	**94%**	✓

Q4 2017 – A Strong Quarter

	Q4 '17	FY '17
Organic Sales Growth	+2%	+2%
Organic Volume Growth	+2%	+2%
Core EPS Growth	+8%	+7%
Adjusted Free Cash Flow Productivity	125%	94%

A Profoundly Different Company

Portfolio Strengthening



COVERGIRL
CLAIROL
MAXFACTOR
WELLA
Londa
MDVIP
SEBASTIAN



Baby
Fem
Family
Fabric
Home
Hair
Skin & PC
Grooming
Oral
PHC

- ✓ Daily **Use**
- ✓ Products that **Solve Problems**

Productivity



$10Bn
+
$10Bn

4YR Operating Margin +270 bps | Profit per Employee +45%

Supply Chain Transformation



Organization



-32%
Roles

Portfolio Strengthening


COVERGIRL
CLAIROL
MAXFACTOR
THE MAKE-UP OF MAKE-UP ARTISTS
WELLA
Londa
PROFESSIONAL
DURACELL

170
Brands

16
Categories

→


Baby
Fem
Family
Fabric
Home
Hair
Skin & PC
Grooming
Oral
PHC
Pampers
always
Bounty
Tide
Charmin
Luvs
Cascade
P&G Professional
Olay
Crest
Venus
BRAUN
NyQuil

65
Brands

10
Categories

✓ Daily **Use**

✓ Products that **Solve Problems**

Driving Significant Productivity Improvement

$10Bn + **$10Bn**

FY '12 – FY '16 | FY '17 – FY '21

Roles **-32%** | Profit per Employee **+45%**

Market Conditions – Large FX Impacts

$ Billion (BT)	**FY '13**	**FY '14**	**FY '15**	**FY '16**	**FY '17**	**Cumulative**
Sales Impact	(1.9)	(2.0)	(4.4)	(4.4)	(1.3)	**($14.0)**
% Sales Growth	(2%)	(3%)	(6%)	(6%)	(2%)	**(19%)**
After Tax Profit Impact	(0.5)	(1.0)	(1.5)	(1.0)	(0.4)	**($4.4)**
% Earnings Growth	(4%)	(9%)	(14%)	(9%)	(4%)	**(44%)**

Driving Significant Productivity Improvement

	$ Billion (BT)
Foreign Exchange / Commodities	7.0
Wage Rate Inflation	1.0
Venezuela	0.6
Operating Margin Improvement	1.5
Total	10

P&G Margin Improvement

Constant Currency	FY '13	FY '14	FY '15	FY '16	FY '17
Core EPS Growth	+10%	+14%	+11%	+7%	+11%
Core Gross Margin	+50 bps	+10 bps	+90 bps	+290 bps	+60 bps
Core Op. Margin	+50 bps	+150 bps	+130 bps	+240 bps	+90 bps

P&G Margin Improvement

	FY '13	FY '17
Core Gross Margin	48.8%	50.8%
Versus 2012/13		*+2.0%*
Constant Currency		*+4.5%*
Core Op. Margin	19.4%	22.1%
Versus 2012/13		*+2.7%*
Constant Currency		*+6.1%*

P&G has Expanded its Industry-Leading Margins


Core Operating Margin 3rd Highest in Peer Group
30%
20%
10%
0%


Interest Rates Among the Most Favorable
5%
4%
3%
2%
1%
0%


Tax Rate Among Industry's Lowest
40%
30%
20%
10%
0%


After Tax Profit Margin 2nd Highest in Peer Group
20%
10%
0%

Supply Chain Transformation

PRE-TRANSFORMATION



END-STATE DESIGN



Organization – Simpler, Faster, Accountable

16 Business Units



Organization – Simpler, Faster, Accountable

16 Business Units x 6 Regions



Organization – Simpler, Faster, Accountable

16 Business Units x 6 Regions x Functions



Organization – Simpler, Faster, Accountable

“The Thicket”



One Organizing Principle – Product Category



"The Thicket"
-32%
NEW Design
"End-to-End"
10 Categories
"Freedom in a Framework" Markets
70% of Sales
30% of Sales

A Profoundly Different Company

Portfolio Strengthening


COVERGIRL
CLAIROL
MAXFACTOR
WELLA
Londa
MDVIP
SEBASTIAN


Baby
Fem
Family
Fabric
Home
Hair
Skin & PC
Grooming
Oral
PHC

- ✓ Daily **Use**
- ✓ Products that **Solve Problems**

Productivity


$10Bn
+
$10Bn

4YR Operating Margin +270 bps | Profit per Employee +45%

Supply Chain Transformation



Organization


-32%
Roles

Total Shareholder Return

Balance Across Drivers

	Sales Growth	BT Margin Improvement	Free Cash Flow Productivity	TSR
	CAGR	bps/year	%	%
High Margin Growth	0%	+200 bps	90%+	Target
High Sales Growth	+8%	+0 bps	90%+	Target
Balanced Growth Across 3 Drivers	Low to Mid-singles	20-50 bps	90%+	Target

A Profoundly Different Company

- Categories: -60%
- Brands: -70%
- Manufacturing Platforms: -50%
- Total Roles: -32%
- Advertising & PR Agencies: -50%
- Office Buildings: -60%
- Research & Development Centers: -25%
- Legal Entities: -50%

Raising the Bar


Tide
PODS
Gain
flings!
Pampers
premium care
pants
3in1
ARIEL
always radiant
FlexFoam
Bounty
25% MORE PLUS
Charmin
MEGA
Gillette
FUSION5
PROSHIELD
DAWN
DAWN HELPS SAVE WILDLIFE
FAIRY
Original
SK-II
FACIAL TREATMENT ESSENCE
Oral-B
GENIUS
Bluetooth

Superiority – Raising the Bar


New Standard of Excellence
Irresistibly Superior Products
Irresistibly Superior Packaging
Superior Brand Communication
Superior In-Store & Online Execution
Superior Consumer & Customer Value Equations

Raising the Bar – Product


New
Standard of
Excellence
Irresistibly
Superior
Products
Irresistibly
Superior
Packaging
Superior
Brand
Communication
Superior
In-Store &
Online Execution
Superior Consumer
& Customer
Value Equations

Raising the Bar – Product
Laundry Unit Dose

Unit Dose is driving **U.S. Category Growth**

% of Laundry Category Growth from Unit Dose

+90%

FY ‘17 Household Penetration

16% → **23%**

2016 2017



Tide
PODS
GAIN
BY GAIN
Gain
flings!
Laundry Detergent
THE SERIOUSLY GOOD SCENT

Raising the Bar – Product
Always Infinity/Radiant


UP TO JUSQU'À
100%
LEAK-FREE
SANS FUITES
always radiant
with avec FlexFoam
ABSORBS
10x
ITS WEIGHT™
REGULAR
FLUX
RÉGULIER
REGULARES
FLEXI-WINGS™
15
PADS/SERVIETTES/TOALLAS
LIGHT, CLEAN SCENT
PARFUM FRAIS ET LÉGER
AROMA LIGERO Y LIMPIO


护舒宝®
花漾·极护™
源自
液体材料
的卫生巾
北美原装
进口
日用
清香型
240mm
always® radiant™
with avec FlexFoam™
ABSORBS
10x
ITS WEIGHT™
REGULAR
RÉGULIER
FLEXI-WINGS®
10
PADS/SERVIETTES
LIGHT, CLEAN SCENT
PARFUM LÉGER, NET

Raising the Bar – Package


New
Standard of
Excellence
Irresistibly
Superior
Products
Irresistibly
Superior
Packaging
Superior
Brand
Communication
Superior
In-Store &
Online Execution
Superior Consumer
& Customer
Value Equations

Raising the Bar – Package

Scent Beads



Downy
UNSTOPABLES
IN-WASH SCENT BOOSTER
SHIMMER
all-day odor neutralizati
Downy
fresh protect
febreze
in wash
ODOR DEFENSE
april fresh
Downy
UNSTOPABLES
IN-WASH SCENT BOOSTER
FRE
Gain
fireworks
in-wash scent booster
original
Downy
infusions
IN-WASH SCENT BOOSTER
LAVENDER SERENITY

Raising the Bar – Market Growth

U.S. Fabric Care Market Size


Gain
flings!
dreft
Downy
UNSTOPABLES
Tide
PODS
Downy
bounce


Market 4x
Mid-1970's
Current

Raising the Bar – Market Growth

Global Diapers Market Size



拉拉裤
Pampers
L
9-14kg
46
Pampers
swaddlers
Luvs
Ultra Leakguards



Market 11x

Mid-1970’s

Current

Raising the Bar – Communication



New Standard of Excellence
Irresistibly Superior Products
Irresistibly Superior Packaging
Superior Brand Communication
Superior In-Store & Online Execution
Superior Consumer & Customer Value Equations

Raising the Bar – Communication



always
#LIKEAGIRL

Video 1 - New #LikeAGirl Ad (1.2min)

Raising the Bar – Communication


TRY. FAIL. LEARN.
KEEP GOING #LIKEAGIRL
always


always
#LIKEAGIRL

Raising the Bar – In-Store Execution


New Standard of Excellence
Irresistibly Superior Products
Irresistibly Superior Packaging
Superior Brand Communication
Superior In-Store & Online Execution
Superior Consumer & Customer Value Equations

Raising the Bar – Online Execution


AMERICA'S #1 DETERGENT
Alibaba.com
阿里巴巴
Tencent 腾讯

Raising the Bar – eCommerce Sales Growth


P&G vs. Market
Country 1
140
Country 2
140
Country 3
110
Country 4
100
Country 5
120
Country 6
120
Country 7
110
Country 8
170

Raising the Bar – Value Equation


New Standard of Excellence
Irresistibly Superior Products
Irresistibly Superior Packaging
Superior Brand Communication
Superior In-Store & Online Execution
Superior Consumer & Customer Value Equations

Raising the Bar


New Standard of Excellence
~40%
Passing Grade
Irresistibly Superior Products
Irresistibly Superior Packaging
Superior Brand Communication
Superior In-Store & Online Execution
Superior Consumer & Customer Value Equations

Raising the Bar – Superior Propositions


FAIRY
ORIGINAL
DAWN
ULTRA
3X MORE
GREASE CLEANING POWER
33% MORE PLUS
Bounty
Select-A-Size

#1

BRANDS
with Millennials

BRAND EQUITY SCORES
among Millennials



Swiffer
Gillette
DAWN
Gillette Prestobarba
Olay
PANTENE
Oral-B
Gillette Fusion
Charmin
ULTRA STRONG
always INFINITY FlexFoam
33% MORE PLUS
Bounty
DAWN ULTRA
3X MORE GREASE CLEANING POWER
Downy UNSTOPABLES in-wash SCENT BOOSTER
Tide PODS
3-in-1
Crest 3D WHITE
REMOVES UP TO 80% OF SURFACE STAINS
RADIANT MINT
BRAUN

Top-line Momentum Drivers

Stimulate **MARKET GROWTH**

WIN the Point of Market Entry **SUPERIORITY**

FIX Existing Problems

CLEAN UP Unattractive Business

China Diaper Market – Ending FY 2017

	Segment Growth	Category % Sales
Premium Taped	+25%	35%
Premium Pants	+50%	10%
Mid-tier Taped	-10%	25%
Mid-tier Pants	+30%	15%
Total Diapers	+12%	

China Diaper Market – Ending FY 2017

	Channel Growth	Channel % Sales
eCommerce	+30%	45%
Baby Stores	+10%	35%
Hyper/Super/Other	-20%	20%

China Diaper Market – FY 2017

	P&G % Sales vs. Market % Sales
Premium Taped	
Pants (Premium/Mid-tier)	
eCommerce	
Baby Stores	

Raising the Bar – China Baby



拉拉裤®
極上の
やわらかさ
Pampers
L
9-14kg
46
病産院
NO.1
Pampers
新生児
5kgまで
84
拉拉裤®
極上の
やわらかさ
Pampers
L
9-14kg
46

Video 2 - China Baby


Walmart Execution


Baby Store Execution

Product Page


Pampers
一级帮宝适
日本产院NO.1之选
守护娇嫩初肌
在第一次看到太阳之前，
已经感受到阳光的温暖；
在第一次听懂"我爱你"之前，
已经在妈妈的怀抱感受到「爱」
肌肤，开启新生宝宝
感知世界初体验

Banner Ad


扫啊扫
搜索你想要的
消息
超级新品日
羽柔材质
蓬松柔软好亲肤
*点击抢限量版围毯
Pampers
一级帮宝适
京东超市
全球购
服装城
京东生鲜
京东到家
充值缴费
领京豆
领券
惠赚钱
PLUS会员

Search Results


中国移动 4G
42%
帮宝适
Pampers京东自营旗舰店 京东自营
守护娇嫩初肌
日本产院NO.1之选
24万人关注
母婴
综合
销量
价格
筛选
我的宝宝
京东配送
分类
产品产地
【京东超市】一级帮宝适 (Pampers) 纸尿裤 NB84片【0-...
¥125.90
自营 3879条评价 95%好评
已购买商品
【京东超市】一级帮宝适 (Pampers) 纸尿裤 S76片【3-8...
¥125.90
自营 3879条评价 95%好评

Early Progress on New Forms

	July/August Sales
Premium Taped	+300 IYA
Pants	+250 IYA
Baby stores	+115 IYA
eCommerce	+300 IYA


拉拉裤
Pampers
NO.1
Pampers
新生児
84

Breadth of Progress in China

	FY '16	FY '17	FY '18
Sales Growth	-5%	+1%	+mid-single digits
Categories Growing Sales (of 7)	1 →	5 →	7

Breadth of Progress across P&G


Holding/Growing Share
Q4 '15
Q4 '17
Top 20 Countries
2
11
Top 20 Brands
10
14

Fueled by Productivity


Productivity
Investment
$10Bn
Growth &
Value Creation

FY ’12 – FY ‘16

+


Productivity
Investment
$10Bn
Growth &
Value Creation

FY ’17 – FY ‘21

Organization – Compensation Incentives


More Granular Incentives
Increased Accountability

Organization and Culture



A Profoundly Different Company

Portfolio Strengthening



COVERGIRL
CLAIROL
MAXFACTOR
WELLA
Londa
MDVIP
SEBASTIAN



Baby
Fem
Family
Fabric
Home
Hair
Skin & PC
Grooming
Oral
PHC

- ✓ Daily **Use**
- ✓ Products that **Solve Problems**

Productivity



$10Bn
+
$10Bn

4YR Operating Margin +270 bps | Profit per Employee +45%

Supply Chain Transformation



Organization



-32%
Roles

We're On The Right Track

FY 2017 Results – A Strong Year

	Going-in Targets	Results	
Organic Sales	~ 2%	**+2%**	✓
Core EPS	mid-single digits	**+7%**	✓
Adjusted Free Cash Flow Productivity	90%+	**94%**	✓

Total Shareholder Return Comparison since November 1, 2015



28%
12%
16%
21%
P&G
P&G Peers Per Trian
S&P Consumer Staples Index
S&P 500 Index

The peers selected by Trian in its July 17, 2017 Introductory Presentation are as follows: Beiersdorf, Church & Dwight, Clorox, Colgate-Palmolive, Edgewell Personal Care, Henkel, Kimberly-Clark, L'Oreal, Reckitt Benckiser, Unilever. Source: Market data as of August 18, 2017. The TSR for "Peltz Serving on Board" is a weighted average based on the market capitalization of Madison Square Garden, Mondelez, Sysco and Wendy's. "S&P Consumer Staples Index" and "S&P 500 Index" represent the TSR of indices maintained by Standard & Poor's, which are weighted based on the market capitalization of the index constituents. The TSR for "P&G Peers Per Trian" is a simple average, which follows the same methodology utilized by Trian in its measurement of the same peer constituency in its presentation filed with the SEC on July 17, 2017.

P&G